DC
1037949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04021072

March 22, 2004

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2004

Re: Qwest Communications International Inc.
Reconsideration request dated March 9, 2004

Dear Mr. Lane:

This is in response to your letters dated March 9, 2004 and March 18, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received letters on the proponents' behalf dated March 17, 2004 and March 19, 2004. On February 23, 2004, we issued our response expressing our informal view that Qwest could not exclude the proposal from its proxy materials because we were unable to conclude that Qwest had met its burden of establishing that Qwest could exclude the proposal under rule 14a-8(i)(8). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8). In this regard, we note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

March 9, 2004

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Request for Reconsideration*
Stockholder Proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On January 16, 2004, our client Qwest Communications International Inc. (the "Company") requested, pursuant to Rule 14a-8(j), that the staff Division of Corporation Finance (the "Staff") concur that it would not recommend action against the Company as a result of the Company's determination to omit the stockholder proposed discussed in the attached correspondence (the "Proposal") submitted to the Company by W. Earl Powles, Philip M. Graham and William A. Eckhardt (collectively, the "Proponents"). By letter dated February 23, 2004, the Staff denied the Company's January 16, 2004 request. A copy of each of the Company's request and the Staff's denial are enclosed.

On behalf of our client, we respectfully request that the Staff reconsider the position set forth in its February 23, 2003 letter to the Company and concur that it would not recommend action against the Company as a result of the Company's determination to omit the Proposal from the Company's 2004 proxy materials (the "2004 Proxy Materials"). In accordance with Rule 14a-8(j), a copy of this letter and its enclosures is being mailed on this date to the Proponents and their counsel, informing them of the Company's request for reconsideration.

The Proposal requests that the Company include in its 2004 Proxy Materials the name of any "Qualified Nominee" submitted by a "Qualified Shareholder." The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(8) as relating to the election of directors because it does not meet the requirements for a "direct access proposal" set forth in proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11"). Accordingly, the Proposal would create a shareholder nomination procedure that is different from Proposed Rule 14a-11 as described in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Proposing Release").

DISCUSSION OF BASES FOR RECONSIDERATION

I. The Proposal is Not a Proposed Rule 14a-11 "Direct Access Proposal."

The Proposal requests that the Company's Board of Directors include in the Company's 2004 Proxy Materials the names of director candidates nominated by certain stockholders. Specifically, the Proposal states:

> RESOLVED: The shareholders of Qwest hereby request the Board to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.
>
> This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

The Proposing Release states that Proposed Rule 14a-11 could be triggered by a "direct access proposal" submitted pursuant to Rule 14a-8 if such proposal satisfied several criteria, including that the proposal "was submitted for a vote of security holders at an annual meeting of security holders held after January 1, 2004 by a security holder or group of security holders *that held more than 1% of the company's securities entitled to vote on the proposal for one year as of the date the proposal was submitted and provided evidence of such holding to the company.*" (emphasis added). The Proposing Release continues: "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, *those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals.*" (emphasis added). According to the ownership information provided by the Proponents, the Proponents own an aggregate of 3,223 shares of the Company's common stock, far less than 1% or more of the Company's 1,768,301,330 shares currently outstanding (based on the Company's disclosures in its most recent Form 10-Q, which was filed on December 4, 2003). Accordingly, the Proponents are not eligible to submit a "direct access proposal" under Proposed Rule 14a-11. Thus, inclusion of the Proposal in the 2004 Proxy Materials would permit the Proponents to use the process set forth in Proposed Rule 14a-11 despite their failure to meet all of the requirements of the proposed rule. *See, e.g., Verizon Communications Inc.* (avail. Jan. 28, 2004) (permitting the exclusion of a similar stockholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in Proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal").

In addition to the Proponents being ineligible to submit a Proposed Rule 14a-11 proposal, the Proposal does not comport with other requirements of Proposed Rule 14a-11. In particular, the Proposal would allow any "Qualified Nominee" to be included in the Company's proxy materials, as opposed to the limited number of nominees set forth in Proposed Rule 14a-11. Moreover, we do not believe that the this flaw is remedied by the Proposal's provision that it "*should* be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11." (emphasis added). Accordingly, the Proposal would create a shareholder nomination procedure that is different from the procedure in proposed Rule 14a-11. *See, e.g., Verizon Communications Inc.* (avail. Jan. 28, 2004).

II. The Proposal is Excludable under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

In footnote 74 of the Proposing Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal.*" (emphasis added). As discussed in the Company's January 16, 2004 correspondence, the Staff has historically found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a stockholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." Specifically, the Staff has found that stockholder proposals seeking to include stockholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *Eastman Kodak Co.* (February 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *AOL Time Warner Inc.* (February 28, 2003); and *Citigroup Inc.* (April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% of more of the company's outstanding common stock). *See also Storage Technology Corp.* (avail. Mar. 22, 2002); *General Motors Corp.* (avail. Mar. 22, 2001); *Oxford Health Plans, Inc.*, (avail. Feb. 23, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *BellSouth Corp.* (avail. Feb. 4, 1998); and *Unocal Corp.* (avail. Feb. 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in the contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent, as stated in the Proponents' supporting statement, is to provide shareholders with a means to create competition in director elections and "register any dissatisfaction with the board's performance." Specifically, the Proposal provides that "Qualified Shareholders" may nominate candidates for the Board of Directors and that the names of such candidates must be included in the Company's proxy materials to the same extent as the Company's nominees. Since the Company's Board of Directors will nominate a sufficient number of candidates for all available seats on the Board of Directors, and the Proposal urges the Company to include in its proxy materials nominees who are not nominated by the Board of Directors, the Proposal's implementation would necessarily result in contested director elections. Thus, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

The Proponents should not be permitted to circumvent the above-mentioned long-standing Staff position on Rule 14a-8(i)(8) simply because the Proposal refers to, and is couched in terms of, Proposed Rule 14a-11. In the Proposing Release, the Commission made it clear that companies will continue to be able to rely on Rule 14a-8(i)(8) to exclude direct access proposals that do not comply with the various requirements of Proposed Rule 14a-11. In proposing Rule 14a-11, the Commission clearly states that it is not reviewing or revising the Staff's historical position on this subject, other than in the case of direct access proposals that comply with Proposed Rule 14a-11. As set forth in the Proposing Release, a Rule 14a-8 shareholder proposal that would subject a company to Proposed Rule 14a-11 must be submitted "by a security holder or group of security holders that held more than 1% of the securities entitled to vote on that proposal for at least one year as of the date the proposal was submitted." In this regard, the proposed instruction to Rule 14a-8(i)(11) makes clear that only direct access proposals submitted by 1% or more shareholders must be included. *See* footnote 76 to the Proposing Release. Since, as stated above, the Proponents own less than 1% of the Company's outstanding shares, they do not meet the ownership threshold proposed in Proposed Rule 14a-11.

* * *

For the reasons set forth above, as well as in the Company's January 16, 2004 letter, the Company respectfully requests that the Staff reconsider its position as set out in its February 5, 2003 letter and concur with the Company's decision to omit the Proposal from the 2004 Proxy Materials. In sum, we believe the Proposal is excludable under Rule 14a-8(i)(8) because the Proponents, as holders of less than 1% of the Company's voting stock, are not eligible to submit a "direct access proposal" under Proposed Rule 14a-11 and, as a result, the Proposal would create a shareholder nomination procedure that is different from Proposed Rule 14a-11. As the Company will begin printing its 2004 Proxy Materials as soon as later this month, we respectfully request on behalf of the Company that we be notified of the Staff's position at your earliest convenience.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane /EAI

Brian J. Lane

BJL/eai

Enclosures

cc: Stephen E. Brilz, Esq., Qwest Communications International Inc.
Philip M. Graham
W. Earl Powles, Jr.
William A. Eckhardt
Cornish F. Hitchcock, Esq.

70278019_1.DOC

ENCLOSURES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 23, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Stephen E. Brilz
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

Dear Mr. Brilz:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received a letter on the proponents' behalf dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20515

PUBLIC REFERENCE COPY

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

The proposal requests that the board include in its proxy materials the name of any "Qualified Nominee" submitted by a "Qualified Shareholder."

We are unable to conclude that Qwest has met its burden of establishing that Qwest may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Grace K. Lee
Special Counsel

Qwest.

Spirit of Service

Stephen E. Brilz
Qwest
1801 California Street
Denver, Colorado 80202

January 16, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Qwest Communications International Inc. – Stockholder Proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, Qwest Communications International Inc., a Delaware corporation (the "Company"), respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes from its proxy materials for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") submitted by W. Earl Powles, Philip M. Graham and William A. Eckhardt (the "Proponents"). The Company intends to file a definitive copy of the Proxy Materials with the Commission eighty or more days after the date of this letter.

In accordance with Rule 14a-8(j), enclosed herewith for filing are six copies of this letter and its exhibit. By delivery of a copy of this letter to the Proponents, in accordance with Rule 14a-8(j), the Company hereby notifies the Proponents of its intention to exclude the Proposal from the Proxy Materials.

As discussed more fully below, the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal relates to an election for membership on the Company's Board of Directors (the "Board").

I. Proposal

The Proposal, a copy of which is attached hereto as *Exhibit A*, reads in part as follows:

> RESOLVED, The shareholders of Qwest hereby request the Board to include in the Company's proxy materials the name of any

> Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

II. Reason for Exclusion

Rule 14a-8(i)(8) – The Proposal Relates to an Election for Membership to the Board

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the principal purpose of Rule 14a-8(i)(8) is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Securities Exchange Act Release No. 34-12598 (July 7, 1976).

The Staff has previously concluded that stockholder proposals seeking to require a company to include stockholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8), or its predecessor, Rule 14a-8(c)(8), stating that these proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *E.g.* Eastman Kodak Co. (Feb. 28, 2003); The Bank of New York Co., Inc. (Feb. 28, 2003); AOL Time Warner Inc. (Feb. 28, 2003); and Citigroup Inc. (Apr. 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% of more of the company's outstanding common stock). *See also* Storage Technology Corp. (Mar. 22, 2002) (permitting exclusion of a proposal to amend the bylaws to require the company to include in its proxy materials the name of each candidate for director nominated by a stockholder); General Motors Corp. (Mar. 22, 2001) (permitting exclusion of a proposal that the company include in its proxy materials the names of all nominees for director); The Coca-Cola Co. (Jan. 24, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); Citigroup Inc. (Jan. 21, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); BellSouth Corp. (Feb. 4,

1998) (permitting exclusion of a proposal to amend the bylaws to provide that stockholder nominees to the board be included in the company's proxy materials even if the board recommended a vote against such person); and Unocal Corp. (Feb. 8, 1991) (permitting the exclusion of a proposal to amend the bylaws to require the company to include stockholder nominees in its proxy materials).

The Company believes that the Proposal is identical in substance to the proposals addressed by the Staff in the above-noted no-action letters and according is properly excludable from the Proxy Materials under Rule 14a-8(i)(8).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if Company excludes the Proposal from the Proxy Materials. If the Staff disagrees with the Company's view that the Proposal may be excluded from the Proxy Materials, the Company respectfully requests that it have an opportunity to discuss such decision with the Staff prior to the Staff issuing a formal response.

Please do not hesitate to contact the undersigned at (303) 992-6244 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,

Stephen E. Brilz
Vice President and Assistant Secretary

cc: Richard N. Baer

Exhibit A

December 24, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2004 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to include in Qwest's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

As you likely know, in October the SEC proposed new Rule 14a-11, under which Qwest and many other public companies may have to include in their proxy materials a limited number of candidates for the Board of Directors who have been nominated by shareholders. Rule 14a-11 is likely to be finalized and apply to annual meetings held in 2004. Although we realize we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting this same procedure on a *voluntary* basis.

Each of us has continuously held the shares of common stock currently valued at over $2,000 for more than one year. We intend to maintain our ownership position through the date of the 2004 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2004 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,

W. Earl Powles

Philip M. Graham

William A. Eckhardt

ENCLOSURES

STOCKHOLDER PROPOSAL ON PROXY ACCESS FOR DIRECTOR NOMINATIONS

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; hereby notify the Company that they intend to present the following resolution at the 2004 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, under which companies may have to include in their proxy materials a limited number of director candidates nominated by shareowners. The rationale, the SEC explained, is that shareholders who are "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's pending Rule – shareholder access to the Company's proxy to nominate board candidates – as critical to accountable corporate governance. Qwest, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to hold individual directors accountable or to register dissatisfaction with the board's performance.

Britz 992-6244

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

30 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Qwest Communications International Inc.
from W. Earl Powles, Phillip M. Graham and William Eckhardt

BY HAND

Dear Counsel:

I have been asked to respond on behalf of W. Earl Powles, Phillip M. Graham and William A. Eckhardt (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 16 January 2004 ("Qwest Letter"), in which Qwest advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Qwest seeks.

THE PROPONENTS' RESOLUTION

The shareholder resolution offers an explicitly *precatory* and *non-binding* version of the direct access shareholder proposal allowed under the Commission's proposed Exchange Act Rule 14a-11. The resolution states as follows:

> **RESOLVED**: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to

situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

In their Supporting Statement, Proponents concede explicitly that "[t]he proponents of this resolution own less than 1% of Qwest's stock. Thus, adoption of this resolution would not *require* Qwest to include board candidates nominated by shareholders." Proponents' Supporting Statement makes it clear that this precatory proposal would not trigger the mandatory nominating mechanism proposed in Rule 14a-11, explaining that "[t]he SEC's proposed Rule 14a-11 would require a company to include shareholder-nominated candidates in its proxy materials if shareholders adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock." Proponents conclude: "We believe, nevertheless, that the principle of shareholder access to nominate directors is so important that we urge the Board to adopt this policy *voluntarily* rather than limit shareholders to what the SEC requires."

In response, Qwest argues (at p. 2) that the proposal may be excluded under Rule 14a-8(i)(8) because it "relates to an election for membership on the company's board of directors or analogous governing body." Qwest relies solely on no-action letter precedents that issued prior to the Commission's promulgation of proposed Rule 14a-11 and makes no argument concerning how proposed SEC Rule 14a-11 modifies the application of Rule 14a-8(i)(8) in this limited context.

We believe that Rule 14a-11 should modify the application of Rule 14a-8(i)(8) to permit the very narrow class of precatory proposals that request a Company's board to implement a nomination process substantially identical to the procedure proposed by the Commission under Rule 14a-11. An interpretation of Rule 14a-8(i)(8) that barred shareholders from *requesting* that their Board of Directors voluntarily adopt a policy that the Commission mandates under only slightly different circumstances would be perverse and clearly contradict the policy rationale that underlies the Commission's proposed reform to facilitate security holder director nominations.

Qwest has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we argue below, Qwest has not sustained its burden and the request for no-action relief should therefore be denied.

Precedent Pre-dating the Rule 14a-11 Release is not Dispositive

Proponents acknowledge that Staff interpretations pre-dating the Release of proposed Rule 14a-11 support Qwest's contention that shareholder proposals establishing a procedure for security holder director nominations have been omitted pursuant to Rule 14a-8(i)(8). *See, e.g., Oxford Health Plans, Inc.* (23 February 2000). However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on that precedent as applied to the narrow class of shareholder proposals that request a Board of Directors to adopt voluntarily a mechanism for security holder nominations that is *substantially the same* as the nomination procedure endorsed by the Commission itself.

Differently put, there is no principled basis for taking two identical proposals – both proposing adoption of the nomination procedure contemplated by proposed Rule 14a-11 – and holding that one "relates to an election" of board members and the other does not so "relate" simply because one is sponsored by holders of one percent or less of the outstanding shares, while the latter is sponsored by holders of more than one percent of the shares. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the threshold vote needed, the number of directors who could be elected, or some other variable. But that is not the situation we have here. The proposal explicitly requests Qwest's board to make it's own decision to apply, in every important respect, the Commission's security holder nomination procedure.

Qwest's sole argument appears to be that the promulgation of Rule 14a-11 should have no impact on the scope of Rule 14a-8(i)(8). We believe that a more fair interpretation of the Release – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions that propose a nomination mechanism consistent with Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure without a binding effect, as a matter of good corporate governance, should be equally positive outcomes from the perspective of federal securities law.

Proponents' interpretation is supported by the Release, which in several contexts anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, Release footnote 76 clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, *where a company receives*

more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities. [italics added]

Release footnote 76 thus contemplates "direct access" proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

The Exclusion of Precatory Direct Access Proposals would Undermine the Commission's Policy Objectives

Even if the Commission seeks to limit the ability of shareholders to trigger a *binding* resolution, it should clarify that the rule permits *precatory* resolutions requesting a company's board of directors to adopt the Commission's Rule 14a-11 procedures voluntarily. Since the proposed Rule 14a-11 posits that *mandating* proxy access for the nominees of large and long-term security holders is justified when a certain degree of dissatisfaction with a company's proxy process is evidenced, then it makes sense to allow shareowners an opportunity to demonstrate the degree of support for a direct access mechanism *short of* a binding process. Advisory proposals along the same line as the proposed mandatory resolutions can have a therapeutic effect on corporate governance. The presence of such non-binding proposals on the proxy ballot can permit a significant degree of feedback about investor satisfaction with board performance – and do so without triggering a mandatory mechanism for contested elections.

We submit that the interpretation advanced here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls identified by the Division of Corporation Finance in its July 2003 *Staff Report.*[2] That report included among its five principal alternatives one that would substantially reinterpret or amend Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report,* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote."

[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

[2] SEC Division of Corporation Finance, *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (15 July 2003).

(*Id.*, at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.*, at 30.)[3]

This concern about opening the floodgates to a wide variety of non-binding proxy access proposals, each with different thresholds and criteria, was laid to rest in the proposed rule. In proposing Rule 14a-11, the Commission selected the first and most direct among the Division's five broad policy alternatives, "requiring companies to include shareholder nominees in company proxy materials." (*Id.*, at 7.) Yet, although the Commission chose to mandate a particular procedure rather than to *radically* broaden the exception to Rule 14a-8(i)(8), neither would the public interest be served by making the exception to (i)(8) so narrow that non-triggering proposals otherwise consistent with the Rule 14a-11 nominating procedure would be barred. Indeed, the opposite is clearly the case. Nearly every policy benefit cited by the Commission for permitting a trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 FED. REG. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In the effort to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission observed that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding," and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

---

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be the board of directors' decision to adopt and implement the nomination procedure. The *Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case . . . [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a 'contest' as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence, board sanctioning of these nominees and, thus, there would not be a 'contest' as defined by Exchange Act Rule 14a-12(c)." *Staff Report*, at 29.

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be extended to many more companies and millions more security holders if the Commission permits *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the *feedback* and *deterrent effect* of Rule 14a-11 are likely to beneficially impact far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders can bring precatory, non-triggering direct access proposals to a vote under the less stringent ownership thresholds that apply to other shareholder proposals submitted pursuant to Rule 14a-8.

Conclusion

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Please note that I am moving my office next week. As of 1 February 2004, I can be reached at:

5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015
(202) 364-1050 Fax: (202) 364-9960

Very truly yours,

Cornish F. Hitchcock

cc: Stephen E. Brilz, Esq.
W. Earl Powles
Phillip M. Graham
William Eckhardt

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

17 March 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request of Qwest Communications International Inc. for reconsideration of Division letter regarding shareholder proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

By courier

Dear Counsel:

I have been asked by the proponents of this resolution (the "Proponents") to respond to the letter from Qwest Communications International Inc. ("Qwest" or the "Company") seeking reconsideration of the Division's letter of 23 February 2004 advising that the Division did not concur with the Company's arguments for excluding the resolution. As we explain more fully below, the Company has not carried its burden of establishing that the resolution is invalid, and reconsideration should be denied. The points made in Qwest's latest filing are largely answered by the Proponents' earlier letter, which is attached to Qwest's filing and which we incorporate by reference to avoid repetition.

In brief, the resolution has its roots in the Commission's proposed Rule 14a-11, which would create a mechanism for shareholder-nominated candidates to gain access to company-prepared proxy materials if certain "triggers" are met. One proposed trigger is the adoption by a company's shareholders of a resolution allowing a "qualified shareholder" to nominate a "qualified nominee" and to have the latter's name and related information appear in the company-prepared statement and card.

Proposed Rule 14a-11 contemplates that such an access proposal would, if adopted, have a binding effect on the company if it is sponsored by the holder or holders of at least one percent of a company's stock. The question presented by the

Proponents' resolution is: May holders of less than one percent of a stock make a precatory request that their company adopt a similar access policy, recognizing that the proposal would not be binding on the company if adopted?

Qwest correctly points out that the Division allowed exclusion of proxy access proposals in a series of early 2003 letters that relied upon Rule 14a-8(i)(8), which permits the exclusion of a proposal that "relates to an election for membership on the Company's board of directors." Qwest argues, however, that this interpretation remains unaffected by the Commission's promulgation of a proposed proxy access rule and more recent developments.

The problem with this argument is that it never comes to grips with the following issue: Given the Commission's decision to propose a rule that would alter the standards regarding director contests and access to company-prepared proxy materials, how can one say that an access proposal "relates to an election" of directors under Rule 14a-8(i)(8) if it is sponsored by holders of less than one percent of the stock, but does not "relate [ ] to an election" of directors if it is sponsored by holders of over one percent of the stock? There is no good reason why the words of the (i)(8) exclusion require that identical proposals be treated in opposite ways depending on the identity of the proponent. We believe that a more fair interpretation of the Release – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions (both precatory and potentially mandatory) that propose a direct access nomination mechanism consistent with Rule 14a-11.

The Division considered the proper scope of the (i)(8) exclusion in a July 2003 staff report that preceded issuance of proposed Rule 14a-11. One of the concerns expressed at the time was that a more liberal interpretation of Rule 14a-8(i)(8) might prompt a plethora of proposals for different forms of proxy access. No such concern is raised by the Proponents' proposal, however. It tries to hew to the contours of proposed Rule 14a-11 in terms of who is a "qualified shareholder" and "qualified nominee." The only difference between the Proponents' direct access resolution and one sponsored by holders of more than one percent of the stock is that the Company would be bound by a resolution proffered by the latter, though not the former.

This appears to be the lesson from the Division's ruling here and in *Verizon Communications Inc.* (28 January 2004), which permitted the exclusion of an access proposal not because the Division agreed with the sort of (i)(8) arguments that Qwest advances here, but because the *Verizon* proposal strayed from the proposed rule's criteria for a "qualified shareholder," *i.e.*, proposing only a one-year holding period, rather than the two years in the proposed rule.

Thus, contrary to Qwest's arguments, the effect of the Proponents' resolution would be that small shareholders could proffer a non-binding proposal asking their company to adopt a nomination process of the sort that the company would be obliged to adopt if the same proposal were offered by a larger shareholder and adopted by the shareholders. Allowing smaller shareholders to offer non-binding proposals that adhere to proposed Rule 14a-11 is thus a valuable way for shareholders to register their views about a board's performance.

Qwest's recent letter focuses on footnotes 74 and 76 of the Release proposing new Rule 14a-11. Simply put, there is no basis for Qwest's argument that these notes demonstrate the Commission's unwillingness to modify the application of Rule 14a-8(i)(8) to permit both potentially triggering and precatory direct access proposals, provided that the latter requests a Company's board to implement a nomination process substantially identical to the procedure proposed by the Commission under Rule 14a-11. Qwest claims that footnote 74 of the Release expressly states that only shareholder proposals sponsored by proponents qualified to trigger the mandatory nominating procedure would be exempt from omission under Rule 14a-8(i)(8). We believe that this argument goes too far. Footnote 74 of the Release states that the Commission intends to amend Rule 14a-8(i)(8) to "make clear that a company may not rely on the exclusion permitted by that paragraph (*i.e.*, the exclusion for proposals relating to the election of directors) to exclude a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11." This cannot and should not be read as suggesting a policy to exclude precatory proposals requesting a company to subject itself voluntarily to the *exact same procedure* established by the Commission in proposed Rule 14a-11. Rather, we interpret the final sentence of footnote 74 as a limiting clause that is intended to clarify that shareholder proposals related to director elections "other than a direct access proposal" of the kind envisioned under Rule 14a-11 would continue to be subject to potential exclusion under Rule 14a-8(i)(8). Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to voluntarily adopt the identical Commission-prescribed procedure, should be equally positive outcomes from the perspective of federal securities law.

With respect to footnote 76, Qwest fails to rebut the analysis in our prior letter, which we incorporate by reference here. Footnote 76 expressly contemplates a situation where a company receives two "direct access" proposals, one from a small shareholder and the second from a one percent holder eligible to trigger the mandatory nomination access procedure. In such cases, the company may not exclude the (potentially binding) latter proposal because it had received the precatory proposal first. The Division's ruling here simply confirms a common sense reading of these footnotes, and Qwest's argument does not add anything new.

In short, the conclusions reached by the Division here and in *Verizon* combine the twin virtues of being easy to understand and administer while simultaneously advancing the policy goals identified by the Commission in the release proposing a new Rule 14a-11. Qwest's argument that the (i)(8) exclusion requires otherwise is not persuasive, and the Company's request for reconsideration should therefore be denied.

Finally, in its letter of March 9, Qwest advances a new argument based on a claim that "the Proposal would allow any 'Qualified Nominee' to be included in the Company's 14a-11." (Qwest Letter, Page 3.) Qwest concedes that the resolution explicitly urges Qwest's Board to implement the shareholder nomination procedure "*in a manner that is not inconsistent with state law*, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements *and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11*." [emphasis added] Qwest nevertheless asserts that because the procedural congruity urged by Proponents would not be binding on Qwest's Board, it creates the possibility the Board will choose to adopt a procedure different from the procedure in Rule 14a-11. However, a Board's discretion to alter the procedure urged by Proponents is common to all precatory proposals. Unlike the situation where a majority of shares are cast in favor of a direct access proposal eligible to trigger the mandatory nomination process, a Board faced with a precatory proposal has the discretion to alter the procedural details of the nomination mechanism (consistent with state law), just as it could adopt such a mechanism on its own, even in the absence of any direct access proposal.

Thank you in advance for your consideration of these views. Please do not hesitate to contact me if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Stephen E. Brilz, Esq.
Mr. W. Earl Powles
Mr. Philip M. Graham
Mr. William A. Eckhardt

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

March 18, 2004

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Correspondence Regarding Request for Reconsideration*
Stockholder Proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On January 16, 2004, our client Qwest Communications International Inc. (the "Company") requested, pursuant to Rule 14a-8(j), that the staff of the Division of Corporation Finance (the "Staff") concur that it would not recommend action against the Company as a result of the Company's determination to omit the stockholder proposal discussed in the attached correspondence (the "Proposal") submitted to the Company by W. Earl Powles, Philip M. Graham and William A. Eckhardt (collectively, the "Proponents"). By letter dated February 23, 2004, the Staff denied the Company's January 16, 2004 request. On March 9, 2004, the Company submitted a letter requesting reconsideration due to the fact that the proposal was not a "Direct Access Proposal" and that it could therefore be excluded under Rule 14a-8(i)(8). In a letter dated March 17, 2004, the Proponents, through counsel, responded to our request for reconsideration. This letter is intended to respond to the letter from the Proponents' counsel. In accordance with Rule 14a-8(j), a copy of this letter and its enclosures is being mailed on this date to the Proponents and their counsel.

The Proponents' counsel argues that the Proposal "has its roots in the Commission's proposed Rule 14a-11." Yet, more than roots are needed to qualify for the carve-out contained in footnote 74 to the Commission's proposing release. *See* Exchange Act Release No. 34-48626 (October 14, 2003). There are distinct differences between the Proposal and proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11"), and these differences are sufficient to render the Commission's carve-out for "Direct Access Proposals" inapplicable to the Proposal. As we noted in our March 9 letter, unlike Proposed Rule 14a-11, the Proposal would permit direct access by holders of less than one percent of the outstanding common stock. As a further example, the Proposal defines "Qualified Shareholder" as a person holding *at least* 5% of the Company's outstanding stock. In contrast, Proposed Rule 14a-11, which is based on the rules under Exchange Act Section 13(d), would permit nominations from shareholders or groups of shareholders who "beneficially own, either individually or in the aggregate, *more than 5%* of the company's securities" (*emphasis added*). Accordingly, the Proposal would permit holders of exactly 5% of the Company's outstanding securities to use Proposed Rule 14a-11 without requiring the filing of a Schedule 13G, the notice required under Proposed Rule 14a-11 to alert a company that a shareholder or shareholder group satisfies the ownership threshold and intends to nominate a direct access nominee.

For these reasons, and the reasons set forth in the Company's January 16, 2004 letter and our March 9, 2004 letter, the Proposal is sufficiently different from Proposed Rule 14a-11 that the Proposal is not a "Direct Access Proposal." Accordingly, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(8) as relating to the election of directors.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane /aan

Brian J. Lane

BJL/eai

Enclosures

cc: Stephen E. Brilz, Esq., Qwest Communications International Inc.
Philip M. Graham
W. Earl Powles, Jr.
William A. Eckhardt
Cornish F. Hitchcock, Esq.

70279011_1_.doc

ENCLOSURES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 23, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Stephen E. Brilz
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

Dear Mr. Brilz:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received a letter on the proponents' behalf dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20515

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

The proposal requests that the board include in its proxy materials the name of any "Qualified Nominee" submitted by a "Qualified Shareholder."

We are unable to conclude that Qwest has met its burden of establishing that Qwest may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Grace K. Lee
Special Counsel

Qwest. Spirit of Service

Stephen E. Brilz
Qwest
1801 California Street
Denver, Colorado 80202

January 16, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Qwest Communications International Inc. – Stockholder Proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, Qwest Communications International Inc., a Delaware corporation (the "Company"), respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes from its proxy materials for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") submitted by W. Earl Powles, Philip M. Graham and William A. Eckhardt (the "Proponents"). The Company intends to file a definitive copy of the Proxy Materials with the Commission eighty or more days after the date of this letter.

In accordance with Rule 14a-8(j), enclosed herewith for filing are six copies of this letter and its exhibit. By delivery of a copy of this letter to the Proponents, in accordance with Rule 14a-8(j), the Company hereby notifies the Proponents of its intention to exclude the Proposal from the Proxy Materials.

As discussed more fully below, the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal relates to an election for membership on the Company's Board of Directors (the "Board").

I. Proposal

The Proposal, a copy of which is attached hereto as *Exhibit A*, reads in part as follows:

> RESOLVED, The shareholders of Qwest hereby request the Board to include in the Company's proxy materials the name of any

> Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

II. Reason for Exclusion

Rule 14a-8(i)(8) – The Proposal Relates to an Election for Membership to the Board

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the principal purpose of Rule 14a-8(i)(8) is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Securities Exchange Act Release No. 34-12598 (July 7, 1976).

The Staff has previously concluded that stockholder proposals seeking to require a company to include stockholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8), or its predecessor, Rule 14a-8(c)(8), stating that these proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *E.g.* Eastman Kodak Co. (Feb. 28, 2003); The Bank of New York Co., Inc. (Feb. 28, 2003); AOL Time Warner Inc. (Feb. 28, 2003); and Citigroup Inc. (Apr. 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% of more of the company's outstanding common stock). *See also* Storage Technology Corp. (Mar. 22, 2002) (permitting exclusion of a proposal to amend the bylaws to require the company to include in its proxy materials the name of each candidate for director nominated by a stockholder); General Motors Corp. (Mar. 22, 2001) (permitting exclusion of a proposal that the company include in its proxy materials the names of all nominees for director); The Coca-Cola Co. (Jan. 24, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); Citigroup Inc. (Jan. 21, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); BellSouth Corp. (Feb. 4,

1998) (permitting exclusion of a proposal to amend the bylaws to provide that stockholder nominees to the board be included in the company's proxy materials even if the board recommended a vote against such person); and Unocal Corp. (Feb. 8, 1991) (permitting the exclusion of a proposal to amend the bylaws to require the company to include stockholder nominees in its proxy materials).

The Company believes that the Proposal is identical in substance to the proposals addressed by the Staff in the above-noted no-action letters and according is properly excludable from the Proxy Materials under Rule 14a-8(i)(8).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if Company excludes the Proposal from the Proxy Materials. If the Staff disagrees with the Company's view that the Proposal may be excluded from the Proxy Materials, the Company respectfully requests that it have an opportunity to discuss such decision with the Staff prior to the Staff issuing a formal response.

Please do not hesitate to contact the undersigned at (303) 992-6244 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,

Stephen E. Brilz
Vice President and Assistant Secretary

cc: Richard N. Baer

Exhibit A

December 24, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2004 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to include in Qwest's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

As you likely know, in October the SEC proposed new Rule 14a-11, under which Qwest and many other public companies may have to include in their proxy materials a limited number of candidates for the Board of Directors who have been nominated by shareholders. Rule 14a-11 is likely to be finalized and apply to annual meetings held in 2004. Although we realize we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting this same procedure on a *voluntary* basis.

Each of us has continuously held the shares of common stock currently valued at over $2,000 for more than one year. We intend to maintain our ownership position through the date of the 2004 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2004 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,

W. Earl Powles

Philip M. Graham

William A. Eckhardt

ENCLOSURES

STOCKHOLDER PROPOSAL ON PROXY ACCESS FOR DIRECTOR NOMINATIONS

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; hereby notify the Company that they intend to present the following resolution at the 2004 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, under which companies may have to include in their proxy materials a limited number of director candidates nominated by shareowners. The rationale, the SEC explained, is that shareholders who are "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's pending Rule -- shareholder access to the Company's proxy to nominate board candidates -- as critical to accountable corporate governance. Qwest, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to hold individual directors accountable or to register dissatisfaction with the board's performance.

Brit2 992-6244

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

30 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Qwest Communications International Inc.
from W. Earl Powles, Phillip M. Graham and William Eckhardt

BY HAND

Dear Counsel:

I have been asked to respond on behalf of W. Earl Powles, Phillip M. Graham and William A. Eckhardt (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 16 January 2004 ("Qwest Letter"), in which Qwest advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Qwest seeks.

THE PROPONENTS' RESOLUTION

The shareholder resolution offers an explicitly *precatory* and *non-binding* version of the direct access shareholder proposal allowed under the Commission's proposed Exchange Act Rule 14a-11. The resolution states as follows:

> **RESOLVED**: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to

situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

In their Supporting Statement, Proponents concede explicitly that "[t]he proponents of this resolution own less than 1% of Qwest's stock. Thus, adoption of this resolution would not *require* Qwest to include board candidates nominated by shareholders." Proponents' Supporting Statement makes it clear that this precatory proposal would not trigger the mandatory nominating mechanism proposed in Rule 14a-11, explaining that "[t]he SEC's proposed Rule 14a-11 would require a company to include shareholder-nominated candidates in its proxy materials if shareholders adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock." Proponents conclude: "We believe, nevertheless, that the principle of shareholder access to nominate directors is so important that we urge the Board to adopt this policy *voluntarily* rather than limit shareholders to what the SEC requires."

In response, Qwest argues (at p. 2) that the proposal may be excluded under Rule 14a-8(i)(8) because it "relates to an election for membership on the company's board of directors or analogous governing body." Qwest relies solely on no-action letter precedents that issued prior to the Commission's promulgation of proposed Rule 14a-11 and makes no argument concerning how proposed SEC Rule 14a-11 modifies the application of Rule 14a-8(i)(8) in this limited context.

We believe that Rule 14a-11 should modify the application of Rule 14a-8(i)(8) to permit the very narrow class of precatory proposals that request a Company's board to implement a nomination process substantially identical to the procedure proposed by the Commission under Rule 14a-11. An interpretation of Rule 14a-8(i)(8) that barred shareholders from *requesting* that their Board of Directors voluntarily adopt a policy that the Commission mandates under only slightly different circumstances would be perverse and clearly contradict the policy rationale that underlies the Commission's proposed reform to facilitate security holder director nominations.

Qwest has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we argue below, Qwest has not sustained its burden and the request for no-action relief should therefore be denied.

Precedent Pre-dating the Rule 14a-11 Release is not Dispositive

Proponents acknowledge that Staff interpretations pre-dating the Release of proposed Rule 14a-11 support Qwest's contention that shareholder proposals establishing a procedure for security holder director nominations have been omitted pursuant to Rule 14a-8(i)(8). *See, e.g., Oxford Health Plans, Inc.* (23 February 2000). However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on that precedent as applied to the narrow class of shareholder proposals that request a Board of Directors to adopt voluntarily a mechanism for security holder nominations that is *substantially the same* as the nomination procedure endorsed by the Commission itself.

Differently put, there is no principled basis for taking two identical proposals – both proposing adoption of the nomination procedure contemplated by proposed Rule 14a-11 – and holding that one "relates to an election" of board members and the other does not so "relate" simply because one is sponsored by holders of one percent or less of the outstanding shares, while the latter is sponsored by holders of more than one percent of the shares. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the threshold vote needed, the number of directors who could be elected, or some other variable. But that is not the situation we have here. The proposal explicitly requests Qwest's board to make it's own decision to apply, in every important respect, the Commission's security holder nomination procedure.

Qwest's sole argument appears to be that the promulgation of Rule 14a-11 should have no impact on the scope of Rule 14a-8(i)(8). We believe that a more fair interpretation of the Release – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions that propose a nomination mechanism consistent with Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure without a binding effect, as a matter of good corporate governance, should be equally positive outcomes from the perspective of federal securities law.

Proponents' interpretation is supported by the Release, which in several contexts anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, Release footnote 76 clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, *where a company receives*

more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities. [italics added]

Release footnote 76 thus contemplates "direct access" proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

The Exclusion of Precatory Direct Access Proposals would Undermine the Commission's Policy Objectives

Even if the Commission seeks to limit the ability of shareholders to trigger a *binding* resolution, it should clarify that the rule permits *precatory* resolutions requesting a company's board of directors to adopt the Commission's Rule 14a-11 procedures voluntarily. Since the proposed Rule 14a-11 posits that *mandating* proxy access for the nominees of large and long-term security holders is justified when a certain degree of dissatisfaction with a company's proxy process is evidenced, then it makes sense to allow shareowners an opportunity to demonstrate the degree of support for a direct access mechanism *short of* a binding process. Advisory proposals along the same line as the proposed mandatory resolutions can have a therapeutic effect on corporate governance. The presence of such non-binding proposals on the proxy ballot can permit a significant degree of feedback about investor satisfaction with board performance – and do so without triggering a mandatory mechanism for contested elections.

We submit that the interpretation advanced here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls identified by the Division of Corporation Finance in its July 2003 *Staff Report.*[2] That report included among its five principal alternatives one that would substantially reinterpret or amend Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report,* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote."

[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

[2] SEC Division of Corporation Finance, *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (15 July 2003).

(*Id.*, at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.*, at 30.)[3]

This concern about opening the floodgates to a wide variety of non-binding proxy access proposals, each with different thresholds and criteria, was laid to rest in the proposed rule. In proposing Rule 14a-11, the Commission selected the first and most direct among the Division's five broad policy alternatives, "requiring companies to include shareholder nominees in company proxy materials." (*Id.*, at 7.) Yet, although the Commission chose to mandate a particular procedure rather than to *radically* broaden the exception to Rule 14a-8(i)(8), neither would the public interest be served by making the exception to (i)(8) so narrow that non-triggering proposals otherwise consistent with the Rule 14a-11 nominating procedure would be barred. Indeed, the opposite is clearly the case. Nearly every policy benefit cited by the Commission for permitting a trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 FED. REG. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In the effort to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission observed that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding," and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be the board of directors' decision to adopt and implement the nomination procedure. The *Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case . . . [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a 'contest' as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence, board sanctioning of these nominees and, thus, there would not be a 'contest' as defined by Exchange Act Rule 14a-12(c)." *Staff Report*, at 29.

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be extended to many more companies and millions more security holders if the Commission permits *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the *feedback* and *deterrent effect* of Rule 14a-11 are likely to beneficially impact far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders can bring precatory, non-triggering direct access proposals to a vote under the less stringent ownership thresholds that apply to other shareholder proposals submitted pursuant to Rule 14a-8.

Conclusion

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Please note that I am moving my office next week. As of 1 February 2004, I can be reached at:

5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015
(202) 364-1050 Fax: (202) 364-9960

Very truly yours,

Cornish F. Hitchcock

cc: Stephen E. Brilz, Esq.
W. Earl Powles
Phillip M. Graham
William Eckhardt

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

19 March 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request of Qwest Communications International Inc. for reconsideration of Division letter regarding shareholder proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

By courier and facsimile: 942-9525

Dear Counsel:

I write on behalf of the proponents to respond to the letter from Qwest Communications International Inc. ("Qwest" or the "Company") dated 18 March 2004. Although most matters have been previously addressed, Qwest raises a new argument, namely, an allegation that the resolution is not fully aligned with the criteria in proposed Rule 14a-11 because it states that a "qualified shareholder" could hold "at least" five percent of the stock and not "more than" five percent of the stock. We respond as follows.

First, this is a new objection that was not raised before the 80-day deadline in Rule 14a-8. Thus, it cannot be considered at this time, particularly when raised in a reply memorandum urging the Division to "reconsider" a decision. Qwest cites no authority for waiving the requirements of the Rule. Allowing registrants to lodge such 11th-hour objections would be a bad precedent, would add to the Division's workload and would undermine the orderly review of contested shareholder proposals.

Second, should the Division nonetheless choose to consider this out-of-time objection, Qwest's claim that the resolution is at odds with the thrust of the proposed rule is theoretical at best and fanciful at worst. The argument, as we understand it, is that if Qwest's board is persuaded of the wisdom of the proposed precatory resolution, and if the board should adopt the recommendation word for word as company policy, such a policy would be inconsistent with proposed Rule 14a-11 because a Qwest shareholder might try to qualify as a "qualified shareholder" even though he or she holds "exactly" five percent of Qwest's outstanding shares, rather than "more than" five percent of the shares. See Qwest letter at p. 2, par. 1.

In the real world, however, a holder of "at least" five percent of Qwest shares will hold "more than" five percent because holding "exactly" five percent of Qwest stock would require holding fractional shares -- and doing so for the lengthy qualifying period contemplated by the proposed Rule. Under proposed Rule 14a-11(b), the benchmark for measuring a five percent holding is the number of shares outstanding on the record date; only if the number of shares outstanding on the record date is evenly divisible by 100 would an outside shareholder own "exactly" five percent of the shares. A review of the Company's proxy statements indicates that this phenomenon has not yet occurred at Qwest, and the Company's request for "reconsideration" offers no evidence to suggest that it would.

For example, although Qwest's 2003 proxy declines to identify the precise number of outstanding shares, its 2002 proxy states that there were 1,672,354,813 shares on that year's record date.1 A holder of "exactly" five percent of those shares would thus have to hold "exactly" 83,617,740.65 shares – not 83,617,740.64 shares or 83,617,740.66 shares, but "exactly" 83,617,740.65 shares. Qwest has suggested no factual basis on the level of fractional holdings by outside investors of the sort likely to invoke procedures contemplated by proposed Rule 14a-11. Thus, at a minimum (and assuming that the Division opts to consider this late-filed objection), Qwest has failed to meet its burden under Rule 14a-8(g).

Three, as the proponents have repeatedly stated, it is and has been their intent to track the requirements of proposed Rule 14a-11, and they believe that they have done so. In the interest of clarity, however, and should the Division deem it necessary, the proponents are willing to amend the resolution to say "more than 5%" in lieu of "at least 5%" in the last paragraph of the resolution.

Thank you in advance for your consideration of these views. Please do not hesitate to contact me if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Stephen E. Brilz, Esq.
Mr. W. Earl Powles
Mr. Philip M. Graham
Mr. William A. Eckhardt

---

1 The number of outstanding Qwest shares on record dates in earlier years are similarly random: 1,649,490,762 (2001); 753,092,658 (2000); 350,423,179 (1999); 206,677,742 (1998). We note, moreover, that the record date is set *after* the submission of shareholder resolutions by a would-be "qualified shareholder." Thus, staying with the example in the text, in order to a Qwest shareholder to hold "exactly" five percent of the outstanding shares, he or she must have purchased *exactly* 83,617,740.65 shares – and done so at least two years prior to submitting an access resolution and well before the record date is established. We submit that the odds of this happening are substantially worse than the odds of winning the lottery.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

19 March 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request of Qwest Communications International Inc. for reconsideration of Division letter regarding shareholder proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

By courier and facsimile: 942-9525

Dear Counsel:

I write on behalf of the proponents to respond to the letter from Qwest Communications International Inc. ("Qwest" or the "Company") dated 18 March 2004. Although most matters have been previously addressed, Qwest raises a new argument, namely, an allegation that the resolution is not fully aligned with the criteria in proposed Rule 14a-11 because it states that a "qualified shareholder" could hold "at least" five percent of the stock and not "more than" five percent of the stock. We respond as follows.

First, this is a new objection that was not raised before the 80-day deadline in Rule 14a-8. Thus, it cannot be considered at this time, particularly when raised in a reply memorandum urging the Division to "reconsider" a decision. Qwest cites no authority for waiving the requirements of the Rule. Allowing registrants to lodge such 11th-hour objections would be a bad precedent, would add to the Division's workload and would undermine the orderly review of contested shareholder proposals.

Second, should the Division nonetheless choose to consider this out-of-time objection, Qwest's claim that the resolution is at odds with the thrust of the proposed rule is theoretical at best and fanciful at worst. The argument, as we understand it, is that if Qwest's board is persuaded of the wisdom of the proposed precatory resolution, and if the board should adopt the recommendation word for word as company policy, such a policy would be inconsistent with proposed Rule 14a-11 because a Qwest shareholder might try to qualify as a "qualified shareholder" even though he or she holds "exactly" five percent of Qwest's outstanding shares, rather than "more than" five percent of the shares. See Qwest letter at p. 2, par. 1.

In the real world, however, a holder of "at least" five percent of Qwest shares will hold "more than" five percent because holding "exactly" five percent of Qwest stock would require holding fractional shares -- and doing so for the lengthy qualifying period contemplated by the proposed Rule. Under proposed Rule 14a-11(b), the benchmark for measuring a five percent holding is the number of shares outstanding on the record date; only if the number of shares outstanding on the record date is evenly divisible by 100 would an outside shareholder own "exactly" five percent of the shares. A review of the Company's proxy statements indicates that this phenomenon has not yet occurred at Qwest, and the Company's request for "reconsideration" offers no evidence to suggest that it would.

For example, although Qwest's 2003 proxy declines to identify the precise number of outstanding shares, its 2002 proxy states that there were 1,672,354,813 shares on that year's record date.1 A holder of "exactly" five percent of those shares would thus have to hold "exactly" 83,617,740.65 shares – not 83,617,740.64 shares or 83,617,740.66 shares, but "exactly" 83,617,740.65 shares. Qwest has suggested no factual basis on the level of fractional holdings by outside investors of the sort likely to invoke procedures contemplated by proposed Rule 14a-11. Thus, at a minimum (and assuming that the Division opts to consider this late-filed objection), Qwest has failed to meet its burden under Rule 14a-8(g).

Three, as the proponents have repeatedly stated, it is and has been their intent to track the requirements of proposed Rule 14a-11, and they believe that they have done so. In the interest of clarity, however, and should the Division deem it necessary, the proponents are willing to amend the resolution to say "more than 5%" in lieu of "at least 5%" in the last paragraph of the resolution.

Thank you in advance for your consideration of these views. Please do not hesitate to contact me if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Stephen E. Brilz, Esq.
Mr. W. Earl Powles
Mr. Philip M. Graham
Mr. William A. Eckhardt

1 The number of outstanding Qwest shares on record dates in earlier years are similarly random: 1,649,490,762 (2001); 753,092,658 (2000); 350,423,179 (1999); 206,677,742 (1998). We note, moreover, that the record date is set *after* the submission of shareholder resolutions by a would-be "qualified shareholder." Thus, staying with the example in the text, in order to a Qwest shareholder to hold "exactly" five percent of the outstanding shares, he or she must have purchased *exactly* 83,617,740.65 shares – and done so at least two years prior to submitting an access resolution and well before the record date is established. We submit that the odds of this happening are substantially worse than the odds of winning the lottery.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.